Securities and Exchange Commission

Washington, D.C. 20549

Schedule 13G/A

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed

Pursuant to § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

Vital Energy, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

516806205

(CUSIP Number)

July 28, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 516806205	Schedule 13G/A	Page 1 of 12

1	Names of Reporting Persons CEC Driftwood Holdings, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 0
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 0%
12	Type of Reporting Person OO

CUSIP No. 516806205	Schedule 13G/A	Page 2 of 12

1	Names of Reporting Persons Carnelian Energy Capital II, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 0
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 0%
12	Type of Reporting Person PN

CUSIP No. 516806205	Schedule 13G/A	Page 3 of 12

1	Names of Reporting Persons Carnelian Energy Capital GP II, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 0
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 0%
12	Type of Reporting Person PN

CUSIP No. 516806205	Schedule 13G/A	Page 4 of 12

1	Names of Reporting Persons Carnelian Energy Capital Holdings, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 0
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 0%
12	Type of Reporting Person OO

CUSIP No. 516806205	Schedule 13G/A	Page 5 of 12

1	Names of Reporting Persons Tomas Ackerman
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 0
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 0%
12	Type of Reporting Person IN

CUSIP No. 516806205	Schedule 13G/A	Page 6 of 12

1	Names of Reporting Persons Daniel Goodman
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 0
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 0%
12	Type of Reporting Person IN

CUSIP No. 516806205	Schedule 13G/A	Page 7 of 12

ITEM 1. (a) Name	of Issuer:

Vital Energy, Inc. (the “Issuer”).

(b)  Address of Issuer’s Principal Executive Offices:

521 E. Second Street, Suite 1000

Tulsa, Oklahoma 74120

ITEM 2. (a) Name	of Person Filing:

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” This statement is filed on behalf of:

CEC Driftwood Holdings, LLC;

Carnelian Energy Capital II, L.P. (“Carnelian Fund II”);

Carnelian Energy Capital GP II, L.P. (“Carnelian GP II”);

Carnelian Energy Capital Holdings, LLC (“Carnelian Holdings”);

Tomas Ackerman; and

Daniel Goodman.

(b)  Address or Principal Business Office:

The principal business address of the Reporting Persons is 2229 San Felipe Street, Suite 1450, Houston, TX 77019.

(c)  Citizenship of each Reporting Person is:

Messrs. Ackerman and Goodman are citizens of the United States of America. Each of the other Reporting Persons is organized under the laws of the State of Delaware.

(d)  Title of Class of Securities:

Common Stock, par value $0.01 per share (“Common Stock”).

(e)  CUSIP Number:

516806205

ITEM 3.

Not applicable.

ITEM 4.	Ownership.

(a-c)

CUSIP No. 516806205	Schedule 13G/A	Page 8 of 12

The ownership information presented below represents beneficial ownership of Common Stock of the Issuer as of July 28, 2023.

Reporting Person	Amount beneficially owned	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
CEC Driftwood Holdings, LLC	0	0%	0	0	0	0
Carnelian Energy Capital II, L.P.	0	0%	0	0	0	0
Carnelian Energy Capital GP II, L.P.	0	0%	0	0	0	0
Carnelian Energy Capital Holdings, LLC	0	0%	0	0	0	0
Tomas Ackerman	0	0%	0	0	0	0
Daniel Goodman	0	0%	0	0	0	0

CEC Driftwood Holdings, LLC is the record holder of the shares of Common Stock reported herein.

CEC Driftwood Holdings, LLC is wholly-owned by Carnelian Fund II, its sole member. Carnelian Fund II is controlled by its general partner, Carnelian GP II. Carnelian GP II is controlled by its general partner, Carnelian Holdings. Messrs. Tomas Ackerman and Daniel Goodman are the controlling members of Carnelian Holdings. As a result of the foregoing relationships, each of the Reporting Persons may be deemed to have shared voting and investment power with respect to the shares of Common Stock held by CEC Driftwood Holdings, LLC.

ITEM 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [X].

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group.

Not applicable.

CUSIP No. 516806205	Schedule 13G/A	Page 9 of 12

ITEM 9.	Notice of Dissolution of Group.

Not applicable.

ITEM 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

CUSIP No. 516806205	Schedule 13G/A	Page 10 of 12

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 15, 2023

CEC Driftwood Holdings, LLC
By:	Carnelian Energy Capital II, L.P.
By:	Carnelian Energy Capital GP II, L.P., its General Partner
By:	Carnelian Energy Capital Holdings, LLC, its General Partner

By:	/s/ Tomas Ackerman
Name: Tomas Ackerman
Title: Managing Member

By:	/s/ Daniel Goodman
Name: Daniel Goodman
Title: Managing Member

Carnelian Energy Capital II, L.P.
By:	Carnelian Energy Capital GP II, L.P., its General Partner
By:	Carnelian Energy Capital Holdings, LLC, its General Partner

By:	/s/ Tomas Ackerman
Name: Tomas Ackerman
Title: Managing Member

By:	/s/ Daniel Goodman
Name: Daniel Goodman
Title: Managing Member

Carnelian Energy Capital GP II, L.P.
By: Carnelian Energy Capital Holdings, LLC, its General Partner

By:	/s/ Tomas Ackerman
Name: Tomas Ackerman
Title: Managing Member

By:	/s/ Daniel Goodman
Name: Daniel Goodman
Title: Managing Member

CUSIP No. 516806205	Schedule 13G/A	Page 11 of 12

Carnelian Energy Capital Holdings, LLC

By:	/s/ Tomas Ackerman
Name: Tomas Ackerman
Title: Managing Member

By:	/s/ Daniel Goodman
Name: Daniel Goodman
Title: Managing Member

/s/ Tomas Ackerman
Tomas Ackerman

/s/ Daniel Goodman
Daniel Goodman

CUSIP No. 516806205	Schedule 13G/A	Page 12 of 12

LIST OF EXHIBITS

Exhibit No.	Description

99	Joint Filing Agreement.